UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 001-13138

Pointer Telocation Ltd.
(Translation of registrant's name into English)

14 Hamelacha Street, Rosh Ha'ayin, Israel 4809133
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

Pointer Telocation Ltd.

On June 28, 2016, Pointer Telocation Ltd. (the “Registrant”) completed the previously announced spin-off of its subsidiary Shagrir Group Vehicle Services Ltd. (“Shagrir”). Following the completion of the spin-off, none of the ordinary shares of Shagrir are held by the Registrant.

Attached hereto as Exhibit 99.1, are the unaudited pro forma financial statements of the Registrant, giving effect to the spin-off, which financial statements are furnished to the United States Securities and Exchange Commission (“SEC”) and incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2016	POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited pro forma financial information for the Registrant, after giving effect to the spin-off of Shagrir Group Vehicle Services Ltd., are attached hereto as Exhibit 99.1, and incorporated herein by reference.